Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Robert R. Hill Jr.

2(b) Relationship to Issuer
CEO

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities MG TRUST, 717 17th STREET, SUITE 300 DENVER, CO 80202

3(c) Number of share or other units to be sold
802

3(d)Aggregate Market Value
$68,000

3(e) Number of shares or other units outstanding
24,218,820

3(f) Approximate Date of Sale
11/14/2016

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
4/7/2011
8/13/2012
12/17/2012
12/31/2013

Nature of Acquisition Transaction
Gift
Gift
Gift
Gift

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
102
200
200
300

Date of Payment:
4/7/2011
8/13/2012
12/17/2012
12/31/2013

Nature of Payment:
Gift
Gift
Gift
Gift

Table II  Securities sold during past 3 months:
N/A

REMARKS:
Shares owned by family member for which filer disclaims beneficial ownership.